                      SECURITIES AND EXCHANGE COMMISSIONS
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15a-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May 2002

                              SCOTTISH POWER PLC
                (Translation of Registrant's Name Into English)

              CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP
                   (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F X  Form 40-F ___
              ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ___ No X
               ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.)

                          FORM 6-K: TABLE OF CONTENTS

1. Press Release of Scottish Power plc, dated May 2, 2002, announcement regarding $147 million recovery granted to PacifiCorp in Utah.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              /s/ Scottish Power plc
                                              ------------------------------
                                              (Registrant)

Date May 2, 2002                              By: /s/ Alan McCulloch
     ----------------                             --------------------------
                                                  Alan McCulloch
                                                  Assistant Company Secretary
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PACIFICORP GRANTED RECOVERY OF $147 MILLION IN UTAH

ScottishPower announces that on 1 May 2002 the Utah Public Service Commission
(UPSC) granted its subsidiary PacifiCorp approximately $147 million for the recovery of its net excess power costs in Utah, related to the western power crisis in 2000 and 2001. PacifiCorp originally requested $205 million so this represents a recovery rate of 72%.

Recovery is effective from 1 April 2002 when the stipulation was agreed with the UPSC. The amount of the award comprises four main elements:

     . Approximately $65 million further to be collected through the continuation of a temporary surcharge from 1 April to its expiry on 31 March 2004. The temporary surcharge was originally awarded on 2 February 2001.
     . The company will retain amounts collected by the surcharge thus far, about $35 million.
     . The company will also retire the merger credit in Utah and apply it to power costs, at a net present value of about $20 million. The effect on customer bills of the credit will be about 1% or $1 million per month in total revenue impact and applies for 20 months following 1 May 2002.
     . The company will apply the remaining Utah proceeds from the sale of its Centralia Plant to its deferred excess net power costs, at a net present value of about $27 million. This amount will be collected through an adjustment of rates at the next general rate case.

PacifiCorp Chief Executive Officer Judi Johansen said: "We believe the order provides a strong level of recovery of allowable costs incurred in Utah over the period."

Within the order, PacifiCorp agreed not to file any rate increase until May 2003 and withhold the effective date of any possible future rate increases until after 1 January 2004. Exceptions for unforeseen financial or legislative developments were written into the order.

Under UK GAAP, all of PacifiCorp's net excess power costs are charged to the profit and loss account when incurred. The regulatory recovery of net excess power costs previously charged to the profit and loss account will be recognised under UK GAAP when billed to customers.

Further information:
Andrew Jamieson          Head of Investor Relations             0141 636 4527
Colin McSeveny           Group Media Relations Manager          0141 636 4515